Exhibit 21.1

SUBSIDIARIES OF COMPANY

Diamond Animal Health, Inc., an Iowa corporation

Heska Imaging, LLC, a Delaware Limited Liability Company

Heska AG, a corporation incorporated under the laws of Switzerland

Heska Canada, Limited, a corporation organized under the laws of British Columbia, Canada

Heska Australia Pty Ltd, a proprietary company organized under the laws of Australia and registered in Victoria

SCHE 85 Verwaltungs GmbH, a corporation incorporated under the laws of Germany